TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the December 31, 2017 Consolidated Financial Statements
December 31, 2017

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended December 31, 2017 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

December 31, 2017
Earnings coverage on long-term debt and current liabilities	2.3 times
Earnings coverage on long-term debt and current liabilities excluding a net loss on the Sale of Assets and Energy East impairment charge during the twelve-month period ended December 31, 2017	2.6 times*

The Corporation’s interest obligations for the twelve-month period ended December 31, 2017 amounted to approximately $2.233 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $5.105 billion for the twelve-month period ended December 31, 2017, which is 2.3 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended December 31, 2017 amounted to approximately $2.233 billion. The Corporation’s earnings before interest expense and income taxes excluding a net loss on the Sale of Assets and Energy East impairment charge totalling $0.645 billion, amounted to approximately $5.750 billion for the twelve-month period ended December 31, 2017, which is 2.6 times the Corporation’s interest requirements for that period.